UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statement (i) on Form F-3 (File No. 333-189315) filed with the Securities Exchange Commission (the “SEC”) on June 14, 2013 and became effective on July 17, 2013; and (ii) on Form F-3 (File No. 333-193943) filed with the SEC on February 14, 2014, as amended, and became effective on March 10, 2014.

Other Events

On March 13, 2014, the Company issued a press release announcing the pricing of its public offering of ordinary shares (the “Offering”). A copy of the press release dated March 13, 2014 is attached hereto as Exhibit 99.1.

In connection with the Offering, the Company published certain updated business and financial information under the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and “Management” in the prospectus supplement dated March 13, 2014 filed with the SEC on March 14, 2014. Such updated information is set forth in Exhibit 99.2.

In connection with the Offering, the Company entered into an underwriting agreement, dated March 13, 2014 with the selling shareholders named therein, SB Asia Investment Fund II L.P., and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. as underwriters. A copy of the underwriting agreement is attached hereto as Exhibit 1.1.

Exhibits

1.1	Underwriting agreement dated March 13, 2014, by and among the Company, the selling shareholders named therein, SB Asia Investment Fund II, and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. as underwriters.

99.1	Press release of MakeMyTrip Limited dated March 13, 2014.

99.2	Updated business and financial information dated March 13, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 14, 2014

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and
Group Chief Executive Officer

EXHIBIT INDEX

1.1	Underwriting agreement dated March 13, 2014, by and among the Company, the selling shareholders named therein, SB Asia Investment Fund II, and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. as underwriters.

99.1	Press release of MakeMyTrip Limited dated March 13, 2014.

99.2	Updated business and financial information dated March 13, 2014.